Exhibit 48
                                                                 ----------

                     IN THE UNITED STATES DISTRICT COURT
                          NORTHERN DISTRICT OF OHIO
                               EASTERN DIVISION


GOTHAM PARTNERS, L.P., et al.,          )     CIVIL ACTION NO. 98 CV 0272
                                        )
                                        )     JUDGE NUGENT
              Plaintiffs,               )
                                        )
                  v.                    )
                                        )
FIRST UNION REAL ESTATE EQUITY          )
  AND MORTGAGE INVESTMENTS,             )
                                        )
              Defendant.                )



   GOTHAM'S REPLY MEMORANDUM IN SUPPORT OF MOTION FOR A PROTECTIVE ORDER

     Plaintiffs (together "Gotham") submit this reply memorandum in support of their motion for a protective order. Based on recent developments in the state court litigation among the parties, there is no need for this Court to hold any preliminary injunction hearing. First Union Real Estate Equity and Mortgage Investments v. Gotham Partners, L.P., Case No. 347063 (Ct. of Common Pleas, Cuyahoga County) (the "State Court Action"). Among other things, developments in the State Court Action have: (1) mooted the need for relief upon which Gotham had sought a preliminary injunction from this Court; and (2) established that there is no factual basis for First Union's motion in this Court for a preliminary injunction. Consequently, the harassing and burdensome expedited discovery that First Union Real Estate Equity and Mortgage Investments ("First Union") seeks should be denied.

     I. The Judgment Entry and Order Show That There is No Need for a Preliminary Injunction Hearing in this Court

     After full evidentiary hearings, on Friday, March 27, 1998, Judge Timothy J. McGinty issued his ruling (the "Judgment Entry," annexed as
Exhibit 1) denying First Union's motion for a preliminary injunction, which sought to enjoin Gotham, among other things, from submitting for a stockholder vote at First Union's Annual Meeting Gotham's proposal to increase the size of First Union's Board of Trustees and Gotham's nominations to fill the existing and the newly-created board seats.

     As First Union has conceded (Exhibit 2 hereto), prior to issuing his ruling and order Judge McGinty had conducted a "full evidentiary hearing" at which First Union's claims were "thoroughly briefed," and, accordingly, his ruling "addresses and disposes of each position taken by First Union and the evidence offered in support of those positions." Ex. 2 at 2.

     Among Judge McGinty's rulings were the following:

     1. First Union failed to establish that (a) Gotham's Schedule 13D filings with the SEC were inaccurate in attesting that Gotham was not a party to any contract, arrangement, understanding or relationship with any other person or entity with respect to First Union stock, Judgment Entry at 3; (b) Gotham's Notice of its nominations and proposal was inaccurate in attesting that Gotham had no knowledge of any other First Union stockholder that "was known to be supporting its nominations or proposal," when the Notice was submitted, id. at 8; (c) Gotham, actually, constructively, or beneficially "has ever owned 9.8%" of First Union's shares, id. at 9; or
(d) that "Gotham then or now endangered First Union's REIT status," the court noting that "this issue, like the others raised by First Union, are simply pretextual." Id. at 13. Judge McGinty's ruling thus shows that the putative factual premise for First Union's motion for a preliminary injunction in this Court - that Gotham formed an undisclosed "group" with other stockholders - is nonexistent.

     2. "The evidence adduced at this hearing demonstrated that the efforts of First Union's management following Gotham's July 14, 1997 letter were primarily motivated by a desire to derail Gotham's efforts to change the Company's course and replace top management." Id.

     3. "First Union's management's efforts to disenfranchise Gotham do not appear to be designed to protect First Union's REIT status but rather management." Id. Judge McGinty concluded his opinion by stating that: "All the shareholders should have a fair opportunity to decide the direction of their corporation at the April 14, 1998 annual meeting." Id.

     In addition, on Tuesday, March 31, 1998, Judge McGinty issued an agreed order ("State Court Order," Transcript Order annexed as Exhibit 3) providing, among other things, for a Special Meeting (in lieu of the Annual Meeting) to be held on May 19, 1998, at which First Union stockholders would consider Gotham's proposal and nominations. Pursuant to the State Court Order, First Union is required to fulfill its obligations under federal law to mail Gotham's proxy solicitation materials to First Union's shareholders. Although Gotham had previously sought such relief from this Court through a motion for a preliminary injunction, in light of the State Court Order there is no need for this Court to address that issue.(FN1)

     II. Any Complaints that First Union May Purport to Have Can Be Addressed Through Disclosures to Shareholders Rather than Through This Court's Intervention

     Apart from the lack of merit in First Union's allegations, there is no danger of stockholder deception here. First Union has publicly announced those allegations in addition to asserting them in this litigation. In a press release announcing Judge McGinty's ruling on March 27, 1998 (annexed as Exhibit 4), First Union CEO James Mastandrea was quoted as stating, despite that ruling: "Our position remains the same. As we have said in our federal court complaint, A GROUP OF HOSTILE SHAREHOLDERS, LED BY GOTHAM, WANTS TO TAKE OVER CONTROL OF THE BOARD without following the Trust's long-established rules." Ex. 4 (emphasis added). First Union will undoubtedly continue to trumpet its "group" accusations during the proxy contest.

     Its ability to do so further obviates any concern that stockholders will have inadequate information on that issue that would require intervention by this Court. See, e.g., United Canso Oil & Gas, Ltd. v. Clark, 497 F. Supp. 111, 115 (S.D.N.Y. 1980) ("highly doubtful" that stockholders may be misled by alleged concealment of origins and support of dissident committee in part because of company advertisements discussing facts during election contest for control). First Union itself has noted "the prominence of this litigation" and the "ample disclosure by both sides of their positions" as dispelling any concern that any misleading statements by First Union have "significantly altered the 'total mix' of information available to the investing public."(FN2) Similarly, First Union's ability to state its position on the alleged Gotham "group" will render immaterial any alleged nondisclosure by Gotham.

     The risk of inadequate disclosure will also be eliminated by Gotham's own proxy disclosure concerning the instant action, since Gotham will disclose First Union's "group" allegations there as well. Such disclosure is itself sufficient to defeat First Union's Schedule 13D and proxy violation claims of Gotham's "group" nondisclosure. See, e.g., Management Assistance Inc. v. Edelman, 584 F. Supp. 1021, 1032 (S.D.N.Y. 1984) (observing that "[a]n admission of guilt as to a disputed fact is not required by the proxy rules" [citations omitted] and noting that insurgent's election-contest proxy statement disclosure of alleged fraudulent stock manipulation was sufficient to defeat target's proxy claim); Avnet, Inc. v. Scope Indus., 499 F. Supp. 1121, 1125-26 (S.D.N.Y.
1980) (disclosure of target's allegation that Schedule 13D filer was an unregistered investment company held sufficient to defeat Schedule 13D claim), aff'd, 659 F.2d 1057 (2d Cir. 1981).

     First Union has raised other claims in its preliminary injunction motion: (1) Gotham's alleged failure adequately to disclose its plans and intentions for First Union (see First Union P.I. Mem. at 17-22); (2) Gotham's Schedule 13D filings allegedly constituted premature proxy solicitations (id. at 24-26); (3) Gotham has allegedly made false and misleading statements to solicit proxies (id. at 26-27); and (4) Gotham allegedly made an illegal tender offer (id. at 27-29). In its opposing brief, Gotham debunked those claims as devoid of factual or legal support. See Gotham's Mem. of Law in Opp., dated March 11, 1998, at 6-12. In particular, the allegations concerning premature solicitation and Gotham's purported failure timely to disclose its intentions have obviously been mooted by the substantial public disclosures that have been made in the interim by both Gotham and First Union.

     Furthermore, Judge McGinty found no wrongful conduct by Gotham, while concluding that the issues raised by First Union in the state court were "simply pretextual" and management's efforts were "primarily motivated" by a desire to entrench management. St. Ct. Op. at 13. Those findings cast further doubt on the bona fides and merits of First Union's alleged grounds for preliminary injunctive relief. As noted with respect to First Union's "group" allegation above, to the extent that First Union has any factual basis for its allegations, it can state its position in its own proxy solicitations and, in addition, those allegations will be the subject of disclosure in Gotham's proxy statement.(FN3) It goes without saying that the courts should not become a tool for harassment tactics by entrenched management, particularly where its admitted goal is to prevent or delay a stockholder vote on the company's future course and leadership. See, e.g., Basicomputer Corp. v. Scott, 973 F.2d 507, 511 (6th Cir. 1992) (balance of harm and public interest are factors in considering preliminary injunction motion).

     III. This Court Should Grant Gotham's Motion for a Protective Order

     First Union has requested depositions of three Gotham witnesses and has subpoenaed a third-party witness in advance of the preliminary injunction hearing without explaining the need for such discovery. Indeed, First Union has made no showing that the grounds for its preliminary injunction motion, which as noted above are nonexistent, require further discovery on its part. Gotham has already provided extensive discovery to First Union, which included a complete document production, as well as Gotham principal William Ackman's detailed off-the-record oral disclosures and on-the-record cross-examination by First Union during the state court hearings.

     First Union's primary motivation is to further harass and burden Gotham with additional unnecessary costs and waste of executive time. This was not the purpose of the federal securities laws. Federal policy in proxy contests closely parallels the Williams Act policy of neutrality between bidders and subject companies in that federal law was never intended by Congress "to provide a weapon for management to discourage takeover bids or prevent large accumulations of stock which would create the potential for such attempts," Rondeau, 422 U.S. at 58 (Schedule 13D claim), or "to impose an unrealistic requirement of laboratory conditions that might make the new statute [the Williams Act] a potent tool for incompetent management to protect its own interests against the desires and welfare of the stockholders," Electronic Specialty Co. v. Int'l Controls Corp., 409 F.2d 937, 948 (2d Cir. 1969) (tender offer claims). See, e.g., GAF Corp., 724 F.2d at 743 (quoting Electronic Specialty in explaining "the policies underlying SS. 14(a) and Rule 14a-9(a)" of the SEC proxy rules).

     To paraphrase the GAF court, "it would be a perversion of the policies" underlying the SEC proxy rules to permit management to bring pretextual claims primarily for the purpose of harassing the insurgents in a proxy contest. Id. at 743. But that is precisely what Judge McGinty found First Union to be doing in the state court litigation. As noted above, the timing and facially frivolous nature of First Union's federal claims and its bizarre flip-flops in procedural posturing in this Court give every reason to suspect that First Union's tactics here are as pretextual and entrenchment-driven as they were in the state court action.

     Absent a specification of the subject matter of the proposed depositions, First Union's request can only be viewed as an unwarranted fishing expedition. Accordingly, Gotham's motion for a protective order should be granted barring further discovery in this action until after the preliminary injunction hearing.

     If this Court determines that further pre-hearing discovery is required, Gotham requests that the discovery be limited in scope and time, as appropriate. Gotham further requests in that event that it promptly receive First Union's documents responsive to Gotham's document requests and that Gotham have an equal opportunity to depose First Union's CEO James Mastandrea and designated First Union Trustees.


                                 CONCLUSION
                                 ----------

     For all of the foregoing reasons, Gotham respectfully requests its motion for a protective order staying discovery be granted.

                                    Respectfully submitted,


                                     /s/ Michael J. Garvin
                                    ---------------------------
OF COUNSEL:                         David C. Weiner (0013351)
                                    Michael J. Garvin (0025394)

HAHN LOESER & PARKS LLP
                                    3300 BP America Building
                                    200 Public Square
                                    Cleveland, Ohio  44114-2301
                                    (216) 621-0150

                                    Attorneys for Plaintiffs


OF COUNSEL:

Alexander R. Sussman
John C. Sullivan
FRIED, FRANK, HARRIS, SHRIVER
  & JACOBSON
(A Partnership Including Professional Corporations)
25th Floor
One New York Plaza
New York, New York  10004-1980
(212) 859-8000



[FN]
--------
1 In view of Judge McGinty's rulings and the State Court Order, at this time Gotham no longer requires the relief it requested in its Amended Motion for Preliminary Injunction, dated March 4, 1998, and hereby withdraws that motion. However, in the event First Union pursues its motion or any amended motion for preliminary injunctive relief in this Court, Gotham may also assert claims, if immediate relief is required, for redress of First Union's past and current violations of the proxy rules and other illegal conduct. In that event, Gotham would file supplemental papers in support of a renewed motion for a preliminary injunction. Gotham also reserves its rights as to future conduct or solicitations that First Union may undertake.


2 First Union's Mem. in Opp. to Gotham's Am. Mot. for Prelim. Inj., filed March 9, 1998, at 7, quoting Mendell v. Greenberg, 927 F.2d 667, 673 (2d Cir.) (quoting TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976), op. amended by, 938 F.2d 1528 (1990); see also Gulf Corp.
      v. Mesa Petroleum Co., 582 F. Supp. 1110, 1116 (D. Del. 1984) (determining that there was no threat of irreparable harm because impact on stockholders of corporation's publications concerning tender offer would "undoubtedly be dissipated by the discourse in connection with [the] tender offer.").


3 If the Court were to determine that it is appropriate to hold a hearing, the interests of all concerned would be better served by holding that hearing after the stockholders vote. The materiality and effect on the vote of any claimed misstatements or other illegal actions will be easier to assess after the vote than today. GAF Corp.
      v. Heyman, 724 F.2d 727, 743 (2d Cir. 1983) (materiality of disclosures at issue must be judged in light of which party wins the vote and the margin of victory). For this very reason, the courts are extremely reluctant to grant preliminary injunctive relief in the course of a proxy contest. See, e.g., Management Assistance, 584 F. Supp. at 1025
      n.1 ("Shareholders may view an injunction as a final determination of wrongdoing and be unduly influenced by it") and the cases cited therein; Kennecott Copper Corp. v. Curtiss-Wright Corp., 584 F.2d 1195, 1200 (2d Cir. 1978) ("There is a strong likelihood . . . that the election results were influenced by the criticism of [the defendant] contained in the district court's election-eve decision.") and the cases cited therein at 1200-01.

      A party is not harmed merely because it is subject to a proxy contest and any claims it has can be redressed after the election. See, e.g., Unicorp Fin. Corp. v First Union Real Estate Equity & Mortgage Investments, 515 F. Supp. 249, 262-63 (S.D. Ohio 1981) ("Any harm which befalls [plaintiff] by virtue of the election can be remedied after a full trial on the merits and careful deliberations are had."); Plant Indus., Inc. v. Bregman, 490 F. Supp. 265, 271 (S.D.N.Y. 1980) ("The
      Court possesses the power, if necessary, to void the election, order resolicitation and otherwise "unscramble" this kind of transaction.") (denying preliminary injunction in an election proxy contest) (footnotes and citations omitted); accord United Canso, 497 F. Supp. at 115 ("Courts are understandably reluctant to interfere with an on-going proxy solicitation absent the clearest showing of irreparable harm.") (citation omitted).



                           CERTIFICATE OF SERVICE
                           ----------------------

      I hereby certify that a copy of the foregoing was served by messenger upon Frances Floriano Goins, Squire, Sanders & Dempsey L.L.P., 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114-1304, attorneys for Defendant, this 7th day of April, 1998.


                                           /s/ Michael J. Garvin
                                          -----------------------------------
                                          One of the Attorneys for Plaintiffs